UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-1088
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
KELLY RETIREMENT PLUS
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KELLY SERVICES, INC.
999 WEST BIG BEAVER ROAD
TROY, MICHIGAN 48084

REQUIRED INFORMATION
Kelly Retirement Plus (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.
The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

Page
Number

(a) Financial Statements of the Plan

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Benefits — December 31, 2008 and 2007	5

Statement of Changes in Net Assets Available for Benefits — Year Ended December 31, 2008	6

Notes to Financial Statements	7

(b) Schedule *

Schedule H, line 4i — Schedule of Assets (Held at End of Year)	14

Exhibit 23

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Kelly Services, Inc. Benefit Plans Committee, which is the Plan administrator of Kelly Retirement Plus, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLY RETIREMENT PLUS
	By:	Kelly Services, Inc. Benefit Plans Committee

June 19, 2009	/s/ Daniel T. Lis
Daniel T. Lis
Senior Vice President, General Counsel and Corporate Secretary

June 19, 2009	/s/ Patricia Little
Patricia Little
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

June 19, 2009	/s/ Michael E. Debs
Michael E. Debs
Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm
Benefit Plans Committee
Kelly Retirement Plus
We have audited the accompanying statements of net assets available for benefits of Kelly Retirement Plus (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2008 and 2007 and the changes in net assets for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Southfield, Michigan
June 17, 2009

Kelly Retirement Plus
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
	(In thousands of dollars)

Investments
Cash	$—	$11
Investments — Participant Directed, at fair value (Note 3)	93,687	128,829

Total Investments	93,687	128,840

Contributions Receivable
Employer	—	956
Participant	326	365

Total Contributions Receivable	326	1,321

Net assets available for benefits, at fair value	94,013	130,161

Adjustment from fair value to contract value for interest in common collective trust funds relating to fully benefit- responsive investment contracts (Note 2)	2,453	272

Net assets available for benefits	$96,466	$130,433

See accompanying Notes to Financial Statements.

Kelly Retirement Plus
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2008
(In thousands of dollars)
Additions
Investment Income:
Dividend and interest income	$1,914

Total Investment Income	1,914

Contributions:
Employer	1,938
Participant	9,622

Total Contributions	11,560

Total additions	13,474

Deductions
Benefits paid to participants	9,995
Administrative fees	84
Net depreciation in fair value of investments (Note 3)	37,362

Total deductions	47,441

Net change in assets available for benefits	(33,967)

Net assets available for benefits:
Beginning of year	130,433

End of year	$96,466

See accompanying Notes to Financial Statements.

Kelly Retirement Plus
Notes to Financial Statements
(In thousands of dollars)
1.	Plan Description
The following description of Kelly Retirement Plus (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General

The Plan provides benefits to eligible employees according to the provisions of the Plan Document. All eligible employees, as defined by the Plan, are eligible to participate upon hire and attainment of age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions

Participants may contribute a percentage of eligible earnings, as defined in the Plan, of no less than 2% and no more than 50%, up to the current IRS maximums (fifteen thousand five hundred dollars in 2008) to the Plan each year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions not to exceed five thousand dollars in 2008. The employer contribution consists of two parts: Employer Discretionary Contributions, under which Kelly Services, Inc. (the “Company”) may make a discretionary contribution on behalf of all participants in an amount to be determined by the Company. The Company made no discretionary contribution to the Plan for 2008. Employer Matching Contributions equal $.50 per dollar of participant contribution up to 4% of eligible pay. The employer contributions are allocated in the same manner as the participant contributions.
Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, an allocation of investment earnings and an allocation of administrative expenses. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Plan Administration

The Plan is administered by a committee appointed by the Board of Directors of the Company. This committee is composed of the Executive Vice President and Chief Financial Officer, the Executive Vice President and Chief Administrative Officer, the Senior Vice President, General Counsel and Corporate Secretary and the Senior Vice President, Global Human Resources and serves at the pleasure of the Board.
Investment Options

All contributions are invested by JPMorgan Trust Company, N.A. (the “Trustee”) as directed by the participant among any of the investment options offered by the Plan.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
1.	Plan Description (continued)
Vesting and Benefits

Beginning with the 2007 Employer Discretionary Contributions, participants become fully vested upon attainment of age sixty-five or completion of three years of services, whichever occurs first. All Previous Employer Discretionary Contributions become fully vested upon attainment of age sixty-five or completion of five years of service, whichever occurs first. Participants become fully vested in Employer Matching Contributions upon attainment of age sixty-five or completion of three years of service, whichever comes first. The first year of service begins at the later of age 18 or date of hire. Participant contributions are 100% vested immediately.
The value of the vested portion of participants’ accounts is payable to the participant upon retirement, total and permanent disability, death or termination of employment in a lump-sum distribution. If the vested portion of a participant’s account exceeds one thousand dollars (or such other amount to be prescribed in Treasury regulations), the participant may defer receipt of the distribution until any time prior to or upon attaining age 70-1/2. Vested accounts with balances of one thousand dollars or less are paid in an immediate lump-sum distribution.
Participant Forfeitures

Pursuant to the Plan agreement, participant forfeitures can be used by the Plan to (1) restore the participant’s account in the event of rehire or (2) reduce the Employer Discretionary Contribution or Employer Matching Contribution. The Plan Administrator offset the Employer Matching Contribution with forfeitures aggregating $162 for the year ended December 31, 2008.
In-Service Withdrawals

Participants may request in-service distributions anytime after the attainment of age 59 1/2 or if experiencing a hardship as defined by the IRS under Safe Harbor Rules.
Participant Loans

The Plan, as currently designed, does not allow participants to borrow from their accounts.
2.	Summary of Significant Accounting Principles and Practices
Basis of Accounting and Use of Estimates

The financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans, requires the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
2.	Summary of Significant Accounting Principles and Practices (continued)
Investment Valuation and Income Recognition
Plan investments are stated at fair value as of the last day of the Plan year, except for the common collective trust fund that primarily invests in benefit-responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The Plan’s mutual fund investments are valued based on quoted market prices. The Kelly Stock Fund is valued at the unit price, as determined by the Trustee, which represents the fair value of the underlying investments. The Plan presents in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings; Employer Matching Contributions are recorded in the same period. Employer Discretionary Contributions are recorded in the period during which they were earned. Administrative expenses incurred shall be paid by the Plan to the extent not paid by the Company.
Payment of Benefits

Benefits are recorded when paid.
Risks and Uncertainties

The Plan provides for various investment options in mutual funds that hold stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
3.	Investments
The following table presents individually significant investments of the Plan’s net assets.

	2008	2007
Mutual Funds:
JPMorgan Investor Growth & Income Fund	$10,615	$16,227
JPMorgan Intermediate Bond Fund Select	10,606	10,249
JPMorgan Equity Index Fund Select	12,829	22,437
Lord Abbett Mid Cap Value	—	6,480
Fidelity Advisor Mid Cap Fund T	—	12,384
American Funds Europacific Growth R4	6,760	11,759
American Funds Growth Fnd of Amer R4	5,437	8,846
American Century Heritage Fund	5,198	—

Other investments	19,094	19,007

Total Mutual Funds	70,539	107,389

Collective Funds, at contract value:
JPMorgan Stable Asset Income Fund S	23,929	19,278

Kelly Services, Inc. Class “A” Common Stock Fund	1,672	2,434

Total Investments	$96,140	$129,101

All funds are participant directed.
During 2008, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

2008

Common Stock	$(613)
Collective Funds	898
Mutual Funds	(37,647)

Net depreciation in fair value of investments	$(37,362)

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
4.	Fair Value
As of January 1, 2008 the Plan adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of FAS 157 are effective prospectively for periods beginning January 1, 2008 for financial assets. The implementation of the provisions of FAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.
FAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
Disclosures concerning assets measured at fair value are presented below. The Plan has no liabilities measured at fair value.
Assets Measured at Fair Value at December 31, 2008

	Quoted Prices in
	Active Markets	Significant Other	Significant	Balance at
	for Identical	Observable	Unobservable	December 31,
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	2008

Mutual funds	$70,539	$—	$—	$70,539

Collective funds	—	21,476	—	21,476

Common stock	—	1,672	—	1,672

Total assets at fair value	$70,539	$23,148	$—	$93,687

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
5.	Priorities on Plan Termination
Although the Company has not expressed any intent to do so, in the event of termination of the Plan, the accounts of all participants shall become fully vested and shall be distributed to the members simultaneously with all participants receiving full value of their accounts on the date of such distribution.
6.	Reconciliation of Financial Statements to IRS Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$96,466	$130,433
Adjustment to fair value for stable value fund	(2,453)	(272)
Amounts allocated to withdrawing participants	(1,302)	(913)

Net assets available for benefits per the Form 5500	$92,711	$129,248

The following is a reconciliation of changes in net assets available for benefits per the financial statements to net loss per the Form 5500:

Year ended
December 31,
2008

Net change in assets available for benefits per the financial statements	$(33,967)
Add:
Amounts allocated to withdrawing participants at December 31, 2007	913
Adjustment to fair value for stable value fund at December 31, 2007	272
Less:
Amounts allocated to withdrawing participants at December 31, 2008	(1,302)
Adjustment to fair value for stable value fund at December 31, 2008	(2,453)

Net loss per the Form 5500	$(36,537)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
7.	Federal Income Tax Status
The Internal Revenue Service (“IRS”) has determined that the Plan, as amended and restated effective February 18, 2002, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended subsequent to February 18, 2002. Management believes that the Plan as amended complies with relevant requirements and that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
8.	Party-in-Interest Transactions
A portion of the Plan’s investments is held in mutual funds and collective funds sponsored by the Trustee and all investment transactions are conducted through the Trustee. All transactions with the Trustee are considered party-in-interest transactions; however, these transactions are not considered prohibited transactions under ERISA.
The Company is also a party-in-interest. Certain administrative expenses of the Plan, including salaries, are paid by the Company and qualify as party-in-interest transactions. The Plan also invests in common stock of the Company.

Kelly Retirement Plus
Employer Identification Number: 38-1510762
Plan Number: 002
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2008

	Identity of issue,	Description of investment, including
Party-in	borrower, lessor	maturity date, rate of interest,			Current
interest	or similar party	collateral, par or maturity value	Cost		Value
(a)	(b)	(c)	(d)		(e)
					(In thousands
					of dollars)
	Mutual Funds:
*	JPMorgan	JPMorgan Investor Growth & Income Fund	$ *	*	$10,615
*	JPMorgan	JPMorgan Intermediate Bond Fund Select	*	*	10,606
*	JPMorgan	JPMorgan Equity Index Fund Select	*	*	12,829
	MFS	MFS Value Fund A	*	*	3,327
	Royce	Royce Total Return Fund	*	*	3,459
	American Funds	American Funds Europacific Growth R4	*	*	6,760
	Columbia	Columbia Acorn USA A	*	*	1,983
	PIMCO	PIMCO Total Return Fund (Adm)	*	*	3,514
	Hartford	Hartford Cap Appreciation A	*	*	2,316
	American Funds	American Funds Growth Fnd of Amer R4	*	*	5,437
	Vanguard	Vanguard Mid-Cap Index Fund	*	*	227
	Vanguard	Vanguard Small Cap Index Fund	*	*	92
	Fidelity	Fidelity Freedom 2010	*	*	222
	Fidelity	Fidelity Freedom 2020	*	*	286
	Fidelity	Fidelity Freedom 2030	*	*	367
	Fidelity	Fidelity Freedom 2040	*	*	123
	Fidelity	Fidelity Freedom 2050	*	*	58
	Janus	Janus Adviser Perkins Mid Cap Val	*	*	3,120
	American Century	American Century Heritage Fund	*	*	5,198
	Collective Funds:
*	JPMorgan	JPMorgan Stable Asset Income Fund S	*	*	21,476
	Common Stock:
*	Kelly Services, Inc.	Kelly Services, Inc. Class “A” Common Stock Fund	*	*	1,672

					$93,687

*	Represents a party-in-interest to the Plan.

**	Not required per Department of Labor reporting for participant-directed investments.

INDEX TO EXHIBITS
REQUIRED BY ITEM 601,
REGULATION S-K

Exhibit
No.	Description	Document

23	Consent of Independent Registered Public Accounting Firm	2